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                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549
                               ----------------

                                SCHEDULE 14D-9


                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                               ----------------

                          LIBERTY TECHNOLOGIES, INC.
                           (Name of Subject Company)



                          LIBERTY TECHNOLOGIES, INC.
                     (Name of Person(s) Filing Statement)



                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)


                               ----------------

                                   531281103
                     (CUSIP Number of Class of Securities)
                               ----------------

                                 R. NIM EVATT

                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                555 NORTH LANE
                                   LEE PARK
                       CONSHOHOCKEN, PENNSYLVANIA 19428
                                 (610) 834-0330
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                 ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                               ----------------

                                With a copy to:


                            JAMES D. ROSENER, ESQ.
                              PEPPER HAMILTON LLP
                             1235 WESTLAKES DRIVE
                                   SUITE 400
                          BERWYN, PENNSYLVANIA 19312
                                 (610) 640-7817



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ITEM 1. SECURITY AND SUBJECT COMPANY

     The name of the subject company is Liberty Technologies, Inc., a Pennsylvania corporation (the "Company"), and the address of the principal executive offices of the Company is 555 North Lane, Lee Park, Conshohocken, Pennsylvania 19428. The title of the class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock" or the "Shares"), of the Company.


ITEM 2. TENDER OFFER OF PURCHASER

     This statement relates to the tender offer by LTI Merger, Inc., a Pennsylvania corporation ("Purchaser"), and a wholly owned subsidiary of Crane Co., a Delaware corporation ("Crane"), disclosed in a Tender Offer Statement on
Schedule 14D-1, dated August 14, 1998 (the "Schedule 14D-l"), to purchase all of the issued and outstanding Shares, at a price of $3.50 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 14, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase and all amendments and supplements thereto, constitute the "Offer").

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 11, 1998 (the "Merger Agreement"), by and among Crane, Purchaser and the Company. The Merger Agreement provides, among other things, that as soon as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company (the "Merger"), and the Company will continue as the surviving corporation (the "Surviving Corporation"). A copy of the Merger Agreement is filed herewith as Exhibit (c)(1) and is incorporated herein by reference.

     As set forth in the Schedule 14D-1, the principal executive offices of Crane and Purchaser are c/o Crane Co., 100 First Stamford Place, Stamford, Connecticut 06902.


ITEM 3. IDENTITY AND BACKGROUND

     (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

     (b) Certain contracts, agreement, arrangements and understandings between the Company and certain of its directors and executive officers are described in an "Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 Thereunder" (the "Information Statement") dated the date hereof, which is attached hereto as Annex II and incorporated herein by reference in its entirety.

       Except as described in this Item 3(b) or under the captions "Executive Compensation," "Option/SAR Grants in 1997," "Aggregated Option Exercises in 1997 and Year-End Option Values," "Employment Agreements," "Board of Directors," "Compensation and Benefits Committee Interlocks and Insider Participation" and "Certain Transactions" in pages 6 through 11 of the Company's Proxy Statement, dated May 1, 1998, which pages are filed as Exhibit
(c)(2) to this Schedule 14D-9 and incorporated herein by reference, as of the date hereof, there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates or (ii) Crane, Purchaser or their respective officers, directors or affiliates.


ARRANGEMENTS WITH CRANE, PURCHASER OR THEIR AFFILIATES


 Confidentiality Agreement

     The following is a summary of certain material provisions of the Confidentiality Agreement dated March 18, 1998 between the Company and Crane (the "Confidentiality Agreement"). This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, a copy of which is filed as Exhibit (c)(3) hereto and is incorporated herein by reference.

     The Confidentiality Agreement contains customary provisions pursuant to which, among other matters, Crane agreed to keep confidential all non-public, confidential or proprietary information furnished to it by the Company relating to the Company, subject to certain exceptions (the "Confidential Information"), and to use the Confidential Information solely for the purpose of evaluating a possible transaction involving the Company and Crane. Crane has agreed that, until December 31, 1999, without the prior approval of the Company, neither it nor any of its affiliates, will, among other things, purchase, offer or agree to purchase any securities or assets of the Company, enter, or agree to enter into any acquisition or other business combination relating to the Company, or make, or induce any other entity to make or negotiate or otherwise deal with others for a tender or exchange offer of Common Stock of the Company, solicit proxies, votes or consents other than for nominees selected by the Board of Directors of the Company (the "Board of Directors" or "Company Board"), and proposals recommended by the Company's Board of Directors, or otherwise seek to acquire control of the Company.

     Crane further agreed that, for a period of one year from the date of the Confidentiality Agreement, it will not, without the prior written consent of the Company, directly or indirectly solicit for employment any person employed by the Company or any of its subsidiaries identified by Crane as a result of its investigation of the Company.


 The Merger Agreement

     The following is a summary of certain material provisions of the Merger Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is filed as Exhibit (c)(1) hereto and is incorporated herein by reference. Capitalized terms not otherwise defined below shall have the meanings set forth in the Merger Agreement.

     The Merger Agreement provides that, without the prior written consent of the Company, the Purchaser may not (i) decrease the amount offered per Share or change the form of consideration payable in the Offer, (ii) decrease the number of Shares sought to be purchased in the Offer, (iii) impose additional conditions to the Offer, or (iv) amend any other term of the Offer in any manner adverse to the holders of Shares. If at any Expiration Date, any of the conditions to the Offer are not satisfied or waived by the Purchaser, the Purchaser may extend the Offer from time to time. Subject to the terms of the Offer and the Merger Agreement and the satisfaction of all the conditions to the Offer as of any Expiration Date, the Purchaser will accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer as soon as practicable after such Expiration Date of the Offer, provided that, if all of the conditions to the Offer are satisfied and more than 65% but less than 80% of the outstanding shares of Company Common Stock on a fully diluted basis (including shares of Company Common Stock issuable upon exercise of outstanding Options) have been validly tendered and not withdrawn in the Offer, the Purchaser will have the right, in its sole discretion, to extend the Offer from time to time for up to a maximum of ten additional business days in the aggregate, provided the Purchaser agrees to waive the conditions set forth in paragraphs (c), (f) and (g) of Annex II of the Merger Agreement.

     The Company has represented to Crane in the Merger Agreement that the Board of Directors of the Company, at a meeting duly called and held, has (i) determined that each of the transactions contemplated by the Merger Agreement, including each of the Offer and the Merger, is fair to and in the best interests of the Company and its shareholders, (ii) approved the Offer, the Merger, the Stock Option Agreement and the Shareholder Agreements, (iii) recommended acceptance of the Offer and approval of the Merger Agreement by the Company's shareholders, and (iv) taken all other action necessary to render
Section 2538 and Subchapter F of Chapter 25 of the PBCL and the Rights inapplicable to the Offer and the Merger. Such recommendation and approval may be withdrawn, modified or amended only to the extent permitted by the Merger Agreement. The Company further represented that, prior to the execution of the Merger Agreement, Legg Mason delivered to the Company Board its written opinion that the consideration to be received by the holders of Shares pursuant to the Offer and the Merger is fair to the Company's shareholders from a financial point of view.

     The Merger Agreement provides that Crane, upon the payment by the Purchaser for Shares pursuant to the Offer representing at least such number of Shares as shall satisfy the Minimum Condition, and from time to time thereafter, is entitled to designate such number of directors, rounded up to the next whole number, on the Company Board as is equal to the product of the total number of directors on the Company Board (determined after giving effect to the directors so elected pursuant to this provision) multiplied by the percentage that the aggregate number of Shares beneficially owned by Crane or its affiliates bears to the total number of Shares then outstanding. The Company shall, upon request of Crane, promptly take all actions (but specifically excluding the calling of a shareholders' meeting) necessary to cause Crane's designees to be so elected, including, if necessary, amending the By-laws of the Company (to the extent permitted to be amended by the Board of Directors) and seeking the resignations of one or more existing directors; provided, however, that prior to the time the Merger becomes effective (the "Effective Time"), the Company Board shall always have not less than two members who were directors of the Company on the date of the Merger Agreement ("Current Directors") and, in Crane's sole discretion, up to five Current Directors. If the number of Current Directors is reduced prior to the Effective Time below the number of Current Directors so specified by Crane due to the death or resignation of one or more of the Current Directors, then the remaining director or directors who is or are Current Directors shall be entitled to designate by majority action of the remaining Current Directors or action of the sole remaining Current Director, one or more persons, as the case may be, that has not been designated by, and is not an Affiliate of, Crane to fill such vacancy or vacancies and who shall be deemed to be Current Directors for all purposes of the Merger Agreement. Following the election or appointment of Crane's designees and prior to the Effective Time, any amendment or termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Crane or the Purchaser or waiver of any of the Company's rights thereunder, will require the concurrence of a majority of the directors of the Company then in office who are Current Directors (or in the case where there are two or fewer directors who are Current Directors, the concurrence of one director who is a Current Director).

     The Merger. The Merger Agreement provides that, at the Effective Time, the Purchaser will be merged with and into the Company. Following the Merger, the separate corporate existence of the Purchaser will cease and the Company will continue as the Surviving Corporation.

     The Second Amended and Restated Articles of Incorporation of the Company, in the form attached to the Merger Agreement as Exhibit 1, will be the articles of incorporation of the Surviving Corporation, until thereafter changed or amended as provided therein or by applicable law. The By-Laws of the Company in effect at the Effective Time will be the by-laws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

     Subject to applicable law, the officers and directors of the Purchaser immediately prior to the Effective Time will be the officers and directors, respectively, of the Surviving Corporation and will hold office until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

     By virtue of the Merger and without any action on the part of the holders thereof, at the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than (i) any Shares held by Crane, the Purchaser, any wholly owned subsidiary of Crane or the Purchaser, or held in the treasury of the Company, which Shares, by virtue of the Merger and without any action on the part of the holder thereof, will be canceled and retired and will cease to exist with no payment being made with respect thereto and (ii) Dissenting Shares) will be canceled and retired and will be converted into the right to receive the Merger Consideration in cash, payable to the holder thereof, without interest thereon, upon surrender of the certificate formerly representing such Share. At the Effective Time, each share of common stock of the Purchaser issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and become one validly issued, fully paid and non-assessable share of common stock of the Surviving Corporation.

     The Merger Agreement provides that, prior to the Effective Time, the Company will take all actions necessary to cause (i) each unexpired and unexercised Option that has an exercise price less than the Per Share Amount to be automatically converted at the Effective Time into an amount equal to the difference between the Per Share Amount and the exercise price of the Option, multiplied by the number of shares of Company Common Stock issuable immediately prior to the Effective Time upon exercise of the Option (without regard to vesting periods or restrictions on exercisability) and (ii) each unexpired and unexercised Option that has an exercise price equal to or greater than the Per Share Amount to be canceled so that no Option shall have any force or effect on or after the Effective Time.

     The Company has agreed pursuant to the Merger Agreement that, if required by applicable law in order to consummate the Merger, as soon as practicable following the acceptance for payment and payment for Shares by the Purchaser pursuant to the Offer, it will (i) convene a special meeting of its shareholders for the purpose of considering and taking action upon the Merger Agreement; (ii) prepare and file with the Securities and Exchange Commission (the "Commission") a preliminary proxy statement relating to the Merger Agreement, and use its reasonable efforts (x) to obtain and furnish the information required to be included by the Commission therein and to cause a definitive proxy statement (the "Proxy Statement") to be mailed to its shareholders and (y) to obtain the necessary approvals of the Merger and the Merger Agreement by its shareholders; and (iii) subject to certain provisions of the Merger Agreement, include in the Proxy Statement the recommendation of the Company Board that shareholders of the Company vote in favor of the approval of the Merger and the Merger Agreement. Crane has agreed in the Merger Agreement that (x) it will vote, or cause to be voted, all of the Shares then owned by it, the Purchaser or any of its other subsidiaries in favor of approval of the Merger and the Merger Agreement and, (y) following consummation of the Offer, it shall use its best efforts to cause the Company to take the actions described in clauses (i), (ii) and (iii) of this paragraph, if such actions are required by applicable law to consummate the Merger.

     Representations and Warranties of the Company. The Merger Agreement contains customary representations and warranties with respect to the Company, including, among other things, (i) with respect to the organization, corporate powers and qualifications of the Company and each of its subsidiaries; (ii) with respect to the capitalization of the Company and its subsidiaries; (iii) that the execution and delivery of the Merger Agreement and the Stock Option Agreement by the Company and the consummation by the Company of the transactions contemplated thereby have been duly and validly authorized and approved by the Company Board and that no other corporate proceedings on the part of the Company are necessary to authorize or approve the Merger Agreement or the Stock Option Agreement or to consummate the transactions contemplated thereby (other than, with respect to the Merger, the approval of the Merger by the affirmative vote of the holders of at least a majority of the votes cast by holders of Shares entitled to vote thereon, to the extent required by applicable law); (iv) with respect to the absence of conflicts, violations or breaches resulting from the execution and delivery of the Merger Agreement or the Stock Option Agreement or consummation of the transactions contemplated thereby, of any provision of the Amended and Restated Articles of Incorporation or the By-laws of the Company, under any note, bond, mortgage, indenture, lease, contract, agreement, instrument or obligation to which the Company or any of its subsidiaries is a party or by which their assets are bound, or of any permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or any of its subsidiaries or their assets; (v) with respect to required consents, approvals, orders or authorizations of, or registration, declaration or filing with, any Governmental Authority (as defined below) by or with respect to the Company or any of its subsidiaries in connection with the execution and delivery of the Merger Agreement or the Stock Option Agreement or the consummation of the transactions contemplated thereby; (vi) with respect to the accuracy of the documents filed by the Company with the Commission; (vii) with respect to the Company's financial statements and its financial condition; (viii) with respect to indebtedness, indemnification obligations and liabilities of the Company and its subsidiaries; (ix) with respect to the absence of certain changes or events since June 30, 1998, including that there has been no Material Adverse Effect (as defined below) with respect to the Company and its subsidiaries taken as a whole; (x) with respect to certain tax matters regarding the Company and its subsidiaries; (xi) with respect to the absence of certain transactions between the Company and any of its affiliates and the absence of certain payments by the Company or any of its affiliates; (xii) with respect to Required Authorizations (as defined below) that must be given or obtained in connection with the Merger Agreement or the Stock Option Agreement; (xiii) with respect to the absence of certain litigation with respect to the Company; (xiv) with respect to compliance by the

Company and its subsidiaries with applicable laws and regulations; (xv) with respect to contracts to which the Company or any of its subsidiaries is a party; (xvi) with respect to real property leases to which the Company or any of its subsidiaries is party; (xvii) with respect to personal property owned or leased by the Company or any of its subsidiaries; (xviii) with respect to patents, trademarks and other intellectual property of the Company and its subsidiaries; (xix) with respect to environmental matters affecting the Company or any of its subsidiaries or their respective properties; (xx) with respect to products and services liabilities of the Company and its subsidiaries; (xxi) with respect to insurance maintained by the Company and its subsidiaries;
(xxii) with respect to employment and related agreements to which the Company or any of its subsidiaries is a party; (xxiii) with respect to certain labor matters; (xxiv) with respect to the Company's employee benefit plans; (xxv) with respect to the absence of discussions or negotiations regarding any Acquisition Proposal involving the Company; (xxvi) with respect to the accuracy and completeness of the information supplied by the Company in connection with the Offer and the Proxy Statement; (xxvii) with respect to the vote of shareholders of the Company required to approve the Merger; (xxviii) with respect to certain provisions of the PBCL or other state takeover statutes being inapplicable to the transactions contemplated by the Merger Agreement, the Stock Option Agreement and the Shareholder Agreements; (xxix) with respect to certain amendments made to the Rights Agreement in conjunction with the Merger Agreement, the Stock Option Agreement and the Shareholder Agreements; and (xxx) with respect to the absence of brokerage or finders fees or commissions payable in connection with the Merger Agreement and the transactions contemplated thereby (other than with respect to fees payable to Legg Mason); and (xxxi) the accuracy and completeness of representations and warranties made by the Company in the Merger Agreement and related documents.

     For purposes of the Merger Agreement, Governmental Authority means any nation or government, any state, province or other political subdivision thereof, and any entity exercising executive, legislative, judicial, regulatory or administrative functions of a government with jurisdiction over the matter in question.

     For purposes of the Merger Agreement, Material Adverse Effect means a material adverse effect on the business, assets (including intangible assets), condition (financial or otherwise), or results of operations of the Company and its subsidiaries taken as a whole; provided, however, that for purposes of the Merger Agreement, (a) a decline in the market price of the Company Common Stock shall not, in and of itself, constitute a Material Adverse Effect and (b) operating losses shall not constitute a Material Adverse Effect unless such operating losses exceed $1,000,000 in any consecutive four week period from and after June 30, 1998 and, provided further, that such operating losses shall be determined on the basis of accounting and financial management practices consistent with the Company's past practices.

     For purposes of the Merger Agreement, Required Authorizations shall mean, with respect to any person, (i) all consents, authorizations, approvals or other orders or actions of, or filings or registrations with, any federal, state, local or foreign governmental authority or agency and (ii) all notices, permits, approvals, consents, qualifications, waivers or other actions of third parties under any lease, note, mortgage, indenture, agreement or other instrument (or, in the case of the Company, under any Contract, Employment Agreement or any Governmental Approval) or under any other third-party franchise, license or permit, other than any such consents, authorizations, approvals, permits, qualifications, waivers, orders, registrations, filings, applications or other actions, the absence of which would not reasonably be expected to have a Material Adverse Effect with respect to such person and its subsidiaries, taken as a whole.

     Representations and Warranties of Crane and the Purchaser. The Merger Agreement contains customary representations and warranties by Crane and the Purchaser, including, among other things, (i) with respect to the organization, corporate powers and qualifications of Crane and the Purchaser; (ii) that each of Crane and the Purchaser has the necessary corporate power and authority to execute and deliver the Merger Agreement and to consummate the transactions contemplated thereby; (iii) with respect to the absence of conflict between the terms and provisions of the Merger Agreement and the transactions contemplated thereby with any laws, regulations, agreements, contracts or other instruments and obligations; (iv) the accuracy and completeness of information supplied by Crane or the Purchaser for inclusion in the Schedule 14D-9 or the Proxy Statement; and (v) with respect to the ownership by Crane or Purchaser of Company Common Stock.


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     Certain Covenants. The Merger Agreement obligates the Company, from the date of the Merger Agreement until the consummation of the Offer, to conduct its (and its subsidiaries') operations only in the ordinary and usual course of business consistent with past practice and to use its reasonable efforts to preserve intact their business organizations, to keep available the services of their present officers and key employees and to preserve the goodwill of those having business relationships with them. The Merger Agreement also contains specific covenants as to certain activities of the Company prior to the consummation of the Offer, which provide that the Company will (and will cause its subsidiaries to):

     (i) preserve and maintain its corporate existence and all of its rights, privileges and franchises reasonably necessary or desirable in the normal conduct of its business, except to the extent contemplated by any transactions specifically permitted by the Merger Agreement;

     (ii) not acquire any stock or other interest in, nor (except in the ordinary course of business) purchase any assets of, any corporation, partnership, association or other business organization or entity or any division thereof (except any stock or assets distributed to the Company or any of its subsidiaries as part of any bankruptcy or other creditor settlement or pursuant to a plan of reorganization), nor agree to do any of the foregoing;

     (iii) not sell, lease, assign, transfer or otherwise dispose of any of its assets (including, without limitation, patents, trade secrets or licenses), nor suffer to exist or create any Lien on any of its assets, except as permitted by the Merger Agreement or in the ordinary course of business and except that the Company and each of its subsidiaries may sell or otherwise dispose of any assets which are obsolete;

     (iv) not incur any indebtedness, other than as a result of borrowings or drawdowns, the issuance of letters of credit for the account of the Company and the incurrence of interest, letter of credit reimbursement obligations and other obligations under the terms of the Silicon Valley Bank Loan , which indebtedness shall be incurred only for working capital purposes;

     (v) not (x) alter, amend or repeal any provision of the Amended and Restated Articles of Incorporation of the Company or Bylaws of the Company or the certificate of incorporation or by-laws of any subsidiary of the Company, (y) change the number of its directors (other than as a result of the death, retirement or resignation of a director), (z) form or acquire any subsidiaries not existing as of the date of the Merger Agreement, (xx) enter into, modify or terminate any contracts, real property leases or personal property leases or agree to do so, (yy) enter into, modify or terminate any employment agreement or hire any personnel other than temporary personnel not eligible to participate in any benefit plans or programs of the Company, or (zz) declare, pay, commit to or incur any obligation of any kind for the payment of any bonus, additional salary or compensation or retirement, termination, welfare or severance benefits or change in control benefits payable or to become payable to any of its employees or such other persons, except for such matters as are required pursuant to the terms of any existing employment agreement or benefit plan;


     (vi) maintain its books, accounts and records in the usual, ordinary and regular manner and in material compliance with all applicable laws;

     (vii) pay and discharge all taxes imposed upon it or upon its income or profits, or upon any property belonging to it, prior to the date on which penalties attach thereto, except to the extent that the Company is currently contesting, in good faith and by proper proceedings, the payment of such taxes and the Company maintains appropriate reserves with respect thereto;

     (viii) not settle any tax claim against the Company or any of its subsidiaries or any litigation (net of applicable insurance proceeds) in excess of $10,000;

     (ix) meet in all material respects its obligations under all contracts, real property leases and personal property leases and not become in default thereunder;

     (x) maintain in all material respects its business and assets in good repair, order and condition, reasonable wear and tear excepted, and maintain insurance upon such business and assets at least comparable in amount and kind to that in effect on the date hereof;

     (xi) maintain in all material respects its present relationships and goodwill with suppliers, brokers, manufacturers, representatives, distributors, customers and others having business relations with it (provided that it may pursue overdue accounts and otherwise exercise lawful remedies in its customary fashion);

     (xii) not declare, set aside, make or pay any dividends or other distributions with respect to its capital stock, including, without limitation, in the case of the Company, the Company Common Stock, or purchase or redeem any shares of its capital stock, including, without limitation, in the case of the Company, the Company Common Stock, or agree to take any such action;

     (xiii) not authorize or make any single capital expenditure in excess of $5,000 or make any capital expenditure if the aggregate of the amount of such capital expenditure together with the amounts of all other capital expenditures since the date of the Merger Agreement shall exceed $25,000;

     (xiv) not violate any law or regulation applicable to it nor violate any order, injunction or decree applicable to the conduct of its business;

     (xv) not increase the number of shares authorized or issued and outstanding of its capital stock, including, without limitation, in the case of the Company, the Company Common Stock, nor grant or make any pledge, option, warrant, call, commitment, right or agreement of any character relating to its capital stock, including, without limitation, in the case of the Company, the Company Common Stock, nor issue or sell any shares of its capital stock, including, without limitation, in the case of the Company, the Company Common Stock, or securities convertible into such capital stock, or any bonds, promissory notes, debentures or other corporate securities or become obligated so to sell or issue any such securities or obligations, except, in any case, issuance of shares of the Company Common Stock (i) pursuant to the exercise of outstanding options, warrants or other rights or (ii) pursuant to the Stock Option Agreement;

     (xvi) not make any change to its accounting methods, principles or practices, except as may be required by generally accepted accounting principles;

     (xvii) not expend any money pursuant to, or incur expenses related to performance under, the Development Contract with Norwegian Oil Companies, Saga Petroleum ASA, Phillips Petroleum Co., Statoil and Norsk Hydro Produksjon in excess of $100,000 in the aggregate;

     (xviii) not waive any right of substantial value or cancel any debt owed to the Company or any subsidiary or claim against any person or entity; and


     (xix) not authorize, or commit or agree to take, any of the foregoing actions;

provided, however, that if the Company requests in writing that Crane consent to the taking of any affirmative action on the part of the Company the taking of which would require such consent pursuant to this section of the Merger Agreement and the failure to grant such consent within four business days of receipt by Crane of such request is the sole cause of the occurrence of a Material Adverse Effect, then such Material Adverse Effect shall not be an Event for purposes of Section 14 of this Offer to Purchase nor shall Crane be permitted to terminate the Merger Agreement solely due to the occurrence of such Material Adverse Effect.

     The Merger Agreement also provides that the Company will not, and will not permit any of its subsidiaries to, take any action that would, or that could reasonably be expected to, result in (i) any of its representations and warranties set forth in the Merger Agreement that are qualified as to materiality becoming untrue, (ii) any of its representations and warranties that are not so qualified becoming untrue in any material respect or (iii) subject to certain of the Company's rights under the Merger Agreement, any of the conditions to the Merger set forth in the Merger Agreement that are within the Company's control not being satisfied.

     Advice of Changes. The Merger Agreement provides that the Company shall promptly advise Crane orally and in writing of (i) any representation or warranty made by it contained in the Merger

Agreement that is qualified as to materiality becoming untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becoming untrue or inaccurate in any material respect, (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under the Merger Agreement or
(iii) any change or event having, or which could reasonably be expected to have, a Material Adverse Effect on the Company and its subsidiaries taken as a whole or on the truth of its representations and warranties or the ability of the conditions to the Merger set forth in the Merger Agreement to be satisfied. Upon such notification, Crane and Purchaser shall have the option either to terminate the Merger Agreement or to waive any right to consider any of the foregoing in connection with a determination as to whether any of the Events specified in subparagraphs (c), (f) or (g) of Section 14 of Annex II of the Merger Agreement has occurred.

     No Solicitation. The Merger Agreement provides that the Company shall not, nor shall it permit any of its subsidiaries to, nor shall it authorize or permit any of its directors, officers or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its subsidiaries to, directly or indirectly through another person,
(i) solicit or initiate (including by way of furnishing information), or take any other action to facilitate, any inquiries or the making of any proposal that constitutes any Acquisition Proposal (as defined below) or (ii) participate in any discussions or negotiations regarding any Acquisition Proposal; provided, however, that if, at any time prior to the acceptance for payment of shares of Company Common Stock pursuant to the Offer, the Board of Directors of the Company determines in good faith, based on the advice of outside counsel, that it is required to do so in order to comply with its fiduciary duties to the Company's shareholders under applicable law, the Company may, in response to an Acquisition Proposal that was not solicited by it, and subject to compliance with Section 5.02(c) of the Merger Agreement described below (regarding informing Crane of the existence and terms of such Acquisition Proposal), (x) furnish information with respect to the Company and its subsidiaries to any person pursuant to a customary confidentiality agreement (as determined by the Company after consultation with its outside counsel) and (y) participate in negotiations regarding such Acquisition Proposal. For purposes of the Merger Agreement, "Acquisition Proposal" means any inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase of 20% or more of the assets of the Company and its subsidiaries or 20% or more of any class of equity securities of the Company or any of its subsidiaries, any tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of any class of equity securities of the Company or any of its subsidiaries, or any merger, consolidation, business combination, share exchange, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement.

     The Merger Agreement provides that, except as expressly permitted by the terms of the preceding paragraph, neither the Board of Directors of the Company nor any committee thereof shall (i) (unless, prior to the acceptance for payment of shares of Company Common Stock pursuant to the Offer, it determines in good faith, based upon the advice of outside counsel, that it is required to do so in order to comply with its fiduciary duties to the Company's shareholders under applicable law) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Crane, the approval or recommendation by such Board of Directors or such committee of the Offer (including by amendment of the Schedule 14D-9), the Merger or the Merger Agreement, (ii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal or (iii) cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, an "Acquisition Agreement") related to any Acquisition Proposal. Notwithstanding the foregoing, in the event that prior to the acceptance for payment of Shares pursuant to the Offer the Company receives a Superior Proposal (as defined below), the Board of Directors of the Company may, if it determines in good faith, based on the advice of outside counsel, that it is required to do so in order to comply with its fiduciary duties to the Company's shareholders under applicable law, (x) withdraw or modify its approval or recommendation of the Offer, the Merger or the Merger Agreement or
(y) approve or recommend such Superior Proposal and terminate the Merger Agreement (and concurrently with or after such termination, if it so chooses, cause the Company to enter into an Acquisition Agreement with respect to any Superior Proposal) but only at a time that is after the third business day following Crane's receipt of written notice from the Company advising Crane that the Board of Directors of the Company has received a Superior Proposal, specifying the terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal. For purposes of the Merger Agreement, a "Superior Proposal" means any proposal or offer made by a third party to acquire, directly or indirectly, for consideration consisting of cash and/or securities, more than 50% of the combined voting power of the shares of Company Common Stock then outstanding or a substantial portion of the assets of the Company and its subsidiaries and otherwise on terms which the Board of Directors of the Company determines in its good faith judgment, based upon the advice of its financial advisors, to be more favorable to the Company's shareholders than the Offer and the Merger and for which financing is either not a contingency, or, if a contingency, is then committed and available.

     In addition to the obligations of the Company set forth in the two immediately preceding paragraphs, the Company is to as promptly as practicable advise Crane of any Acquisition Proposal, the material terms and conditions of such Acquisition Proposal and the identity of the person making such request or Acquisition Proposal. The Company will keep Crane reasonably informed of the status and details (including amendments) of any such Acquisition Proposal.

     None of the foregoing provisions of the Merger Agreement shall prohibit the Company from taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to the Company's shareholders if, in the good faith judgment of the Board of Directors of the Company, after consultation with outside counsel, failure so to disclose would be inconsistent with its fiduciary duties to the Company's shareholders under applicable law; provided, however, that neither the Company nor its Board of Directors nor any committee thereof shall, except as permitted by such provisions, withdraw or modify, or propose publicly to withdraw or modify, its position with respect to this Agreement or the Offer or the Merger or approve or recommend, or propose publicly to approve or recommend, an Acquisition Proposal.

     Access to Information. The Merger Agreement provides that, until the earlier of the termination of the Merger Agreement and the Effective Time, the Company will give Crane and the Purchaser and their representatives reasonable access, during normal business hours, to the offices and other facilities and to the books and records of the Company and its subsidiaries.


     Required Authorizations. The Merger Agreement provides that Crane, the Purchaser and, subject to the provisions of the Merger Agreement discussed under the heading "No Solicitation", above ("Section 5.02"), the Company, shall each, and subject to Section 5.02, the Company shall cause each of its subsidiaries to, as promptly as practicable, take all reasonable actions necessary to obtain all Required Authorizations (if any) required to be given or obtained by it, respectively, to permit Crane and the Purchaser, on the one hand, and the Company, on the other, to consummate the transactions contemplated by the Merger Agreement and the Stock Option Agreement and to realize the respective benefits to each party contemplated thereby; provided that Crane shall not be required to take any action to comply with any legal requirement or agree to the imposition of any order of any Governmental Authority that would (i) prohibit or restrict the ownership or operation by Crane of any portion of the business or assets of Crane or the Company (or any of their respective subsidiaries), (ii) compel Crane or the Company (or any of their respective subsidiaries) to dispose of or hold separate any portion of its or the Company's business or assets, or (iii) impose any limitation on the ability of Crane or the Company or any of their respective affiliates or subsidiaries to own or operate the business and operations of the Company and its subsidiaries, and provided further that the Company and its subsidiaries are not to incur fees and expenses in excess of $25,000 in the aggregate in order to obtain certain such Required Authorizations without the prior written consent of Crane.

     Crane, the Purchaser and, subject to Section 5.02, the Company, are to each cooperate with the others in filing in a timely manner any applications, requests, reports, registrations or other documents, including, without limitation, all reports and documents required to be filed by or under the Exchange Act (including, without limitation, the Offer documents, the Schedule 14D-9 and the Proxy Statement), with any Governmental Authority having jurisdiction with respect to the transactions contemplated by the Merger Agreement and in consulting with and seeking favorable action from any Governmental Authority.

     Subject to Section 5.02, the Company is to, and is to cause each of its subsidiaries to, take all reasonable action necessary to obtain all approvals or consents of any person needed in order that certain contracts continue in full force and effect under the same terms and conditions currently in effect following consummation of the transactions contemplated by the Merger Agreement; provided, however, that the receipt of any approval or consent under any contracts pursuant to the requirement stated in this paragraph is not a condition precedent to the obligations of Crane or Purchaser under the Merger Agreement.

     Subject to Section 5.02, the Company and its Board of Directors are to (i) take all reasonable action necessary to ensure that no state takeover statute or similar statute or regulation in effect on the date of the Merger Agreement is or becomes applicable to the Offer, the Merger, the Merger Agreement, the Stock Option Agreement, the Shareholder Agreements or any of the other transactions contemplated by the Merger Agreement and (ii) if any such state takeover statute or similar statute or regulation becomes applicable to the Offer, the Merger, the Merger Agreement, the Stock Option Agreement, the Shareholder Agreements or any other transaction contemplated by the Merger Agreement, take all reasonable action necessary to ensure that the Offer, the Merger, the Stock Option Agreement, the Shareholder Agreements and the other transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise to minimize the effect of such statute or regulation on the Merger and the other transactions contemplated by the Merger Agreement.

     Financial Statements of the Company. As soon as practicable but in any event within 30 days after the end of each calendar month commencing with July 1998, through the consummation of the Offer or earlier termination of the Merger Agreement in accordance with its terms, the Company is to deliver to Crane unaudited consolidated balance sheets of the Company and its subsidiaries as at the end of such calendar month and as at the end of the comparative month of the preceding year, together with unaudited summaries of consolidated earnings of the Company and its subsidiaries for such calendar month and the comparative calendar month of the preceding year. As soon as practicable but in any event within 30 days after the end of each fiscal quarter of the Company, commencing with June 30, 1998, and within 60 days after the end of the fiscal year ended December 31, 1998, as the case may be, through the consummation of the Offer or earlier termination of the Merger Agreement, the Company is to deliver to Crane unaudited consolidated and consolidating balance sheets of the Company and its subsidiaries as at the end of such fiscal quarter and as at the end of the comparative fiscal quarter of the preceding year, together with the related unaudited statements of consolidated income and cash flows for the fiscal quarters then ended.

     Employee Matters. The Merger Agreement includes Crane's agreement (a) that on and after the consummation of the Offer and until the date that is 18 months after the Effective Time, Crane shall cause the Company, and, on and after the Effective Time, the Surviving Corporation, to honor the severance policy of the Company and the employment agreements that are identified in the Company Disclosure Schedule, (b) to give the employees of the Company full credit for purposes of eligibility and vesting under any employee benefit plans or arrangements maintained by Crane, the Company or any subsidiary of Crane for such employees' service with the Company or any of its subsidiaries to the same extent recognized by the Company immediately prior to the consummation of the Offer, (c) to waive all limitations as to pre-existing conditions, exclusions or waiting periods with respect to participation and coverage requirements applicable to the Company employees under any welfare benefit plans that such employees may be eligible to participate in after the consummation of the Offer and (d) to provide employees of the Company, and, after the Effective Time, the Surviving Corporation, with employee benefits comparable to those provided by Crane (or any of its subsidiaries) to similarly situated employees of Crane (or any of its subsidiaries).

     Rights Agreement. The Merger Agreement provides that the Board of Directors of the Company will take all further action reasonably requested in writing by Crane (including redeeming the Rights immediately prior to the Effective Time or amending the Rights Agreement) in order to render the Rights inapplicable to the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

     Indemnification; Directors' and Officers' Insurance. The Merger Agreement provides that for six years after the Effective Time, Crane shall, or shall cause the Company to, indemnify, defend and hold harmless any person who is, or has been at any time prior to the date of the Merger Agreement, or who becomes prior to the Effective Time, a director or an officer (an "Indemnified Person") of the Company or any of its subsidiaries against all losses, claims, damages, liabilities, costs and expenses (including attorneys' fees and expenses), judgments, fines, losses and amounts paid in settlement in connection with any actual or threatened action, suit, claim, proceeding or investigation (each a "Claim") to the extent that any such Claim is based on, or arises out of: (i) the fact that such Indemnified Person is or was a director or an officer of the Company or any of its subsidiaries or is or was serving at the request of the Company or any of its subsidiaries as a director or an officer of another corporation, partnership, joint venture, trust or other enterprise; or (ii) the Merger Agreement or any of the transactions contemplated hereby, in each case to the extent that any such Claim pertains to any matter or fact arising, existing or occurring prior to or at the Effective Time, regardless of whether such Claim is asserted or claimed prior to, at or after the Effective Time, to the full extent permitted under the PBCL, the Amended and Restated Articles of Incorporation of the Company and the Company's By-laws; provided, however, that neither Crane nor the Company shall be required to indemnify any Indemnified Person in connection with any proceeding (or portion thereof) involving any Claim initiated by such Indemnified Person unless the initiation of such proceeding (or portion thereof) was authorized by the Board of Directors of Crane or unless such proceeding is brought by an Indemnified Person to enforce rights to indemnification under the Merger Agreement. If any Indemnified Person becomes involved in any Claim, after the consummation of the Offer, Crane shall, or shall cause the Company to, periodically advance to such Indemnified Person its legal and other expenses (including the cost of any investigation and preparation incurred in connection therewith), subject to the providing by such Indemnified Person of an undertaking to reimburse all amounts so advanced in the case of a final nonappealable determination by a court of competent jurisdiction that such Indemnified Person is not entitled to be indemnified therefor.

     The Merger Agreement also provides that Crane or the Company shall maintain the Company's existing directors' and officers' liability insurance policy ("D&O Insurance") for a period of not less than six years after the Effective Time; provided, however, that Crane may substitute therefor policies of substantially similar coverage (including pursuant to Crane's own policy) and amounts containing terms no less advantageous to such former directors or officers; provided further that, subject to the preceding proviso, if the existing D&O Insurance expires or is canceled during such period, Crane or the Surviving Corporation shall use their best efforts to obtain substantially similar D&O Insurance; and provided further that neither Crane nor the Surviving Corporation shall be required to pay an annual premium for D&O Insurance in excess of 200% of the last annual premium paid prior to the date of the Merger Agreement, but in such case shall purchase as much coverage as possible for such amount.

     Public Announcement. The Merger Agreement provides that Crane and the Company will consult with each other before issuing, and provide each other the opportunity to review, comment upon and concur with, any press release or other public statements with respect to the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable law, court process or by obligations pursuant to any listing agreement with any national securities exchange.

     Shareholder Litigation. The Merger Agreement provides that the Company shall give Crane the opportunity to participate, at no expense to the Company, in the defense or settlement of any shareholder litigation against the Company and its directors relating to the transactions contemplated by the Merger Agreement. No such settlement is to be agreed to without Crane's consent; provided, however, that if a failure to so consent is the sole cause of the occurrence of a Material Adverse Effect, then such Material Adverse Effect shall not be an Event for purposes of Section 14 of Annex II of the Merger Agreement nor shall Crane be permitted to terminate the Merger Agreement solely due to the occurrence of such Material Adverse Effect.

     Conditions to Consummation of the Merger. Pursuant to the Merger Agreement, the respective obligations of Crane, the Purchaser and the Company to consummate the Merger are subject to the satisfaction, at or before the Effective Time, of each of the following conditions: (i) the shareholders of the Company shall have duly approved the transactions contemplated by the Merger Agreement, if required by applicable law; (ii) any waiting period (and any extension thereof) under the HSR Act applicable to the Merger shall have expired or terminated; (iii) no judgment, decree, statute, law, ordinance, rule, regulation, temporary restraining order, preliminary or permanent injunction or other order enacted, entered, promulgated, enforced or issued by any court of competent jurisdiction or other Governmental Authority or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect; provided, however, that each of the parties shall have used all reasonable efforts to prevent the entry of any such restraints and to appeal as promptly as possible any such restraints that may be entered; and (iv) the Purchaser shall have accepted for payment and paid for Shares pursuant to the terms and conditions of the Offer.

     Termination. The Merger Agreement may be terminated at any time prior to the Effective Time, notwithstanding approval thereof by the shareholders of the
Company: (i) by the mutual written consent of Crane and the Company; (ii) by either Crane or the Company:

     (a) if the Offer is terminated or withdrawn pursuant to its terms without any Shares being purchased thereunder; provided, however, that neither Crane nor the Company may so terminate the Merger Agreement if such party shall have materially breached the Merger Agreement;

     (b) if the Offer has not been consummated on or before October, 31, 1998;
or

     (c) if any Governmental Authority shall have issued an order, decree, ruling or injunction or taken any other action permanently enjoining, restraining or otherwise prohibiting acceptance for payment of Shares pursuant to the Offer or the consummation of the Merger and such order, decree, ruling, injunction or other action shall have become final and nonappealable;

     (iii) by the Company if Crane or the Purchaser shall not have accepted for payment and paid for shares of Company Common Stock pursuant to the Offer in violation of the terms hereof and of the Merger Agreement; provided, however, that the Company may not so terminate the Merger Agreement if the Company shall have materially breached the Merger Agreement;

     (iv) by the Company in accordance with Section 5.02 of the Merger Agreement prior to the acceptance for payment of Shares pursuant to the Offer; provided that it has complied with all provisions of that Section;

     (v) by Crane prior to the purchase of Shares pursuant to the Offer if (i) the Board of Directors of the Company or any committee thereof shall have withdrawn or modified in a manner adverse to Crane its approval or recommendation of the Offer (including by amendment of the Schedule 14D-9), the Merger or the Merger Agreement, or approved or recommended any Superior Proposal or (ii) the Board of Directors of the Company or any committee thereof shall have resolved to take any of the foregoing actions; or

     (vi) by Crane or the Purchaser pursuant to Section 5.01(c) of the Merger Agreement (regarding advice of certain changes).

     In the event of any such termination of the Merger Agreement by either the Company or Crane, the Merger Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Crane, the Purchaser or the Company, except as to certain provisions and to the extent that such termination results from the willful and material breach by a party of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement.

     The Merger Agreement may be amended by the parties at any time before or after the Company Shareholder Approval; provided, however, that after any such approval, there shall not be made any amendment that by law requires further approval by the shareholders of the Company without the further approval of such shareholders. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

     At any time prior to the Effective Time, a party may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement or (c) with certain exceptions, waive compliance by the other parties with any of the agreements or conditions contained in the Merger Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to the Merger Agreement to assert any of its rights under the Merger Agreement or otherwise shall not constitute a waiver of such rights.

     A termination of the Merger Agreement, an amendment of the Merger Agreement or an extension or waiver by any party to the Merger Agreement shall, in order to be effective, require action by its Board of Directors or, with respect to any amendment to the Merger Agreement, to the extent permitted by applicable law, a duly authorized committee of its Board of Directors.

     Fees and Expenses. Except as provided below, all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby are to be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

     The Company is to reimburse Crane for out-of-pocket expenses incurred by Crane relating to the transactions contemplated by the Merger Agreement prior to termination (including, but not limited to, fees and expenses of Crane's counsel, accountants and financial advisors), if (i) the Merger Agreement shall have been terminated pursuant to the provisions of the Merger Agreement described in paragraphs (iv) or (v) under the heading "Termination" above, (ii) the Company enters into an Acquisition Agreement with a party other than Crane or any of its affiliates within one year of the date of such termination and
(iii) the transaction contemplated by such Acquisition Agreement is consummated within 18 months of the date of such termination. Such reimbursement is to be paid in same-day funds within one business day after the consummation of the transaction contemplated by any such Acquisition Agreement.

     The Stock Option Agreement. Following is a brief summary of the Stock Option Agreement, a copy of which has been filed as Exhibit (c)(4) to this
Schedule 14D-9 and incorporated herein by reference. Such summary is qualified in its entirety by reference to the Stock Option Agreement.


     Pursuant to the Stock Option Agreement, Crane has the irrevocable right (the "Stock Option"), under certain circumstances, to acquire from the Company up to 997,633 shares of Company Common Stock (the "Option Shares"), or approximately 19.9% of the outstanding Company Common Stock on the date of the Merger Agreement, including the associated Rights, at a price of $2.75 per share. The exercise price is payable in cash. The Stock Option Agreement could have the effect of making an acquisition of the Company by a third party more costly because of the need to acquire in any such transaction the Option Shares issued under the Stock Option Agreement.

     The Stock Option may be exercised by Crane, in whole or in part, at any time or from time to time after the termination of the Merger Agreement pursuant to the provisions of the Merger Agreement described in clause (iv) or clause (v) under the heading "Termination", above (an "Exercise Event"). The Stock Option shall terminate upon the earlier of (i) the consummation of the Offer, (ii) the termination of the Merger Agreement pursuant to its terms (other than a termination following an Exercise Event), or (iii) 365 days following any termination of the Merger Agreement following an Exercise Event (or, if at the expiration of such 365-day period, the Stock Option cannot be exercised by reason of any applicable judgment, decree, order, law, regulation or waiting period, 15 days after such impediment to exercise shall have been removed or such waiting period has expired).

     If, at any time during the period after the occurrence of an Exercise Event and before termination of the Stock Option, Crane sends to the Company a notice indicating Crane's election to exercise its rights to receive the cash value of any Stock Option, then the Company is to pay to Crane, in exchange for the cancellation of the Stock Option with respect to such number of Option Shares as Crane specifies in such notice, an amount in cash equal to such number of Option Shares multiplied by the difference between (i) the average closing price per share of Company Common Stock for the 10 trading days commencing on the 12th trading day immediately preceding the date of the notice and (ii) the per share exercise price of the Stock Option.

     In the event of any change in Company Common Stock or in the number of outstanding shares of Company Common Stock by reason of a stock dividend, split-up, recapitalization, combination, exchange of shares or similar transaction or any other change in the corporate or capital structure of the Company, the type and number of shares or securities to be issued upon exercise of the Stock Option shall be adjusted appropriately and proper provision shall be made in agreements governing such transaction, so that Crane shall receive upon exercise of the Stock Option the number and class of shares or other securities or property that Crane would have received in respect of the Option Shares if the Stock Option had been exercised immediately prior to such event or the record date therefor.

     The Stock Option Agreement further provides that at any time and from time to time after payment for and delivery of the Option Shares upon exercise of the Stock Option, Crane may make a written request for registration of all or part of its Option Shares under and in accordance with the provisions of the Securities Act of 1933, as amended. Such registration may be, at Crane's option, a shelf registration or a registration involving an underwritten offering.

     The Shareholder Agreements. Following is a summary of the Shareholder Agreements, the form of which has been filed as Exhibit (c)(5) to this Schedule 14D-9 and incorporated herein by reference. Such summary is qualified in its entirety by reference to the full text of the form of Shareholder Agreement.

     Pursuant to the Shareholder Agreements, each of Atalanta Selective Fund Number Six Limited Partnership, Stephen A. Wells Profit Sharing Plan, Stephen
A. Wells, Wells Resources, Inc., Dan Kirkland Wells Foundation, R. Nim Evatt, Robert L. Leon, Susan Leon and Roland K. Bullard, II (each, a "Shareholder") has agreed, among other things, that, (i) until the earlier of the date on which the Offer is terminated or withdrawn or the date on which the Merger Agreement is terminated in accordance with its terms, the Shareholder will tender, and not withdraw, his Shares pursuant to the Offer, and (ii) until the earlier of the Effective Time, the date on which the Merger Agreement is terminated in accordance with its terms or the purchase of all of the Shares owned by such Shareholder pursuant to the Offer (the earliest of such dates being the "Expiration Date"), the Shareholder will vote, or grant his consent with respect to, all of his shares of Company Common Stock (x) in favor of the approval of the Merger Agreement and the Merger and any other transaction contemplated by the Merger Agreement or the Stock Option Agreement, as such Merger Agreement or Stock Option Agreement may be modified or amended from time to time, and (y) against any action, omission or agreement which would impede or interfere with, or have the effect of discouraging, the Merger, including, without limitation, any Acquisition Proposal other than the Merger.

     At the request of Crane, each Shareholder will execute, in accordance with the provisions of the PBCL, and deliver to Crane an irrevocable proxy and irrevocably appoint Crane or its designees his attorney and proxy to vote or give consent with respect to all of his shares of Company Common Stock for the purposes set forth above. Any such proxy will terminate on the Expiration Date.


     Each Shareholder Agreement contains the agreement of the Shareholder that, among other things, he will: (a) until the date that is six months after the Expiration Date, not, and will not agree to, sell, transfer, pledge, hypothecate, encumber, assign, tender or otherwise dispose of any of his shares of Company Common Stock other than pursuant to the Merger Agreement, unless and until such transferee executes and delivers to Crane a joinder to the Shareholder Agreement pursuant to which such transferee shall agree that, for all purposes of the Shareholder Agreement, (i) such transferee shall be deemed to be the Shareholder thereunder and (ii) all shares of the Company Common Stock transferred to such transferee pursuant to this provision shall be deemed to be "Shares" under the Shareholder Agreement; (b) other than as contemplated by the Shareholder Agreement, until the Expiration Date, not grant any powers of attorney or proxies or consents in respect of any of his shares of Company Common Stock, deposit any of his shares of Company Common Stock into a voting trust, enter into a voting agreement with respect to any of his shares of Company Common Stock or otherwise restrict the ability of the holder of any of his shares of Company Common Stock freely to exercise all voting rights with respect thereto; and (c) until the Expiration Date, not initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any Acquisition Proposal or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal.

     Pursuant to each Shareholder Agreement, Crane has the irrevocable right (the "Shareholder Stock Option"), at any time or from time to time if the Company enters into an Acquisition Agreement with a party other than Crane or any of its affiliates within six months after the Expiration Date, to acquire from each Shareholder all or any portion of the shares of Company Common Stock owned by each Shareholder, including the associated Rights, at a price of $3.50 per share. The exercise price is payable in cash.

     In the event (a) of any stock dividend, stock split, merger, recapitalization, reclassification, combination, exchange of shares or the like of the capital stock of the Company on, or affecting the shares to be issued upon exercise of the Shareholder Stock Option or (b) that the Shareholder shall become the beneficial owner of any additional shares of Company Common Stock or other securities entitling the holder thereof to vote or give consent with respect to the matters set forth in the Shareholder Agreement, then such additional shares of Company Common Stock and other securities shall become shares subject to the Shareholder Stock Option and the terms of the Shareholder Agreement shall otherwise apply to the shares of capital stock or other instruments or documents held by the Shareholder immediately following the effectiveness of the events described in clause (a) or the Shareholder becoming the beneficial owner thereof as described in clause (b), as though, in either case, they were shares subject to the Shareholder Agreement.

     Each Shareholder Agreement contains the Shareholder's representations and warranties relating to, among other things, (a) the execution, delivery and enforceability of his Shareholder Agreement, (b) the ownership of his shares of Company Common Stock, and (c) the absence of encumbrances on his shares of Company Common Stock.


ITEM 4. THE SOLICITATION OR RECOMMENDATION

     (a) Recommendation of the Board of Directors

     The Board of Directors of the Company has approved the Merger Agreement, the Offer and the Merger, and has determined that each of the Offer and the Merger is fair to and in the best interests of the Company's shareholders, and recommends that the Company's shareholders accept the Offer and tender their Shares in the Offer.

     A letter to the Company's shareholders communicating the recommendation of the Board of Directors and a press release announcing the execution of the Merger Agreement are filed herewith as Exhibits (a)(1) and (a)(2), respectively, and are incorporated herein by reference.

     (b) Background; Reasons for the Recommendation of the Board of Directors

     The Company, founded in 1984, develops, manufactures, markets and sells diagnostic and condition monitoring systems and provides related services to customers in the worldwide power, process and industrial markets. In November 1996 and in connection with its press release announcing its results of operations for the nine months ended September 30, 1996, the Company announced that it would commence a review of possible strategic alternatives for all of its businesses. In December 1996, as part of that review of strategic alternatives, the Company's Board of Directors conducted a review of each of the Company's businesses (i) to assess strategic alternatives for each such business, (ii) to identify areas of business focus to preserve financial and human resource capital available to the Company, (iii) to evaluate each business areas's opportunities and threats, and (iv) to assess the financial strength and liquidity needs of the Company. That review identified the need for greater focus by management on specific product business niches and, in particular, three market areas -- (1) condition monitoring products and related services, (2) digital radiography using the Company's RADView product line, and
(3) international power and process industries through strategic alliances.

     In October 1997, the Company concluded the sale of the Company's nondestructive testing and evaluation services business (the "NDE Business") to a newly formed subsidiary of General Electric Company ("GE"). At the time, the Company believed that a sale of the NDE Business would generate capital to be used in the development of the Company's product businesses. The Company used a portion of the net proceeds from the sale of the NDE Business to repay all of its outstanding debt.

     After the sale of the NDE Business, the Company continued to experience operating losses in the fourth quarter of 1997. In addition, the Company's actual operating performance did not achieve the Company's internal projections. During this period, the Company Board continued to review possible strategic alternatives for the Company and its businesses, but did not yet decide to sell the Company.

     During late February and early March 1998, Mr. David P. Kollock, a financial advisor to Crane based in Philadelphia, met with Mr. Roland K. Bullard, II a director of Company, Messrs. Anthony Moffa and Richard Tuft, non-management founders of the Company with substantial holdings of shares of Company Common Stock, and Mr. Richard Difieux, a director of the Company, each of whom indicated interest in discussing a possible transaction with Crane. On March 10, Mr. Kollock and Mr. R.S. Evans, Chairman and Chief Executive Officer of Crane, met with Mr. Stephen Wells, a director and substantial shareholder of the Company, who also expressed interest in a possible transaction.

     On March 18, 1998, the Company entered into a confidentiality agreement with Crane regarding certain information that would be provided by the Company to Crane during the course of Crane's due diligence review of the Company in connection with a possible negotiated transaction with the Company. On March 19, the Company management made presentations to Crane and Crane began preliminary due diligence. On April 2 and 3, Crane conducted a more detailed due diligence review of the Company.

     At about the same time, the Company entered into a confidentiality agreement with another potential acquiror who also began conducting a due diligence review of the Company.

     On April 21, 1998, April 23, 1998 and April 24, 1998 the Company Board met to establish a committee to evaluate its alternatives with respect to the interest expressed by the other acquiror in entering into a transaction with the Company and to discuss such alternatives. During the month of April 1998, Mr. Kollock had a number of discussions with Mr. Wells concerning a possible transaction.

     On April 29, 1998, the other potential acquiror delivered a non-binding written indication of interest to the Company to purchase the Company at a price equal to $5.50 per share payable in shares of this acquiror's common stock, subject to, among other conditions, satisfactory due diligence. On May 5, 1998, Crane delivered a non-binding written indication of interest to the Company to purchase the Company (excluding the Company's RADView business) at a price equal to $4.25 per share payable in shares of Crane common stock or $4.50 per share in cash, subject to satisfactory due diligence, definitive documentation and approval by the respective Boards of Directors of Crane and the Company and the Company's shareholders, and the receipt of any necessary governmental approvals. The Company advised Crane that the Company Board decided to explore other possible alternatives.

     On May 7, 1998, the Company Board met to discuss the terms and structure of the non-binding written proposals it had recently received from Crane and the other potential acquiror.

     On May 12, 1998, the Company issued a press release reporting financial results for the quarter ended March 31, 1998 that reflected decreased revenues and earnings as compared to the first quarter of 1997. The press release further stated that the Company Board "is considering strategic alternatives to enhance shareholder value, and that such alternatives may include the sale or restructuring of all or part of the Company." On May 22, 1998, Mr. Evans advised Mr. Wells that he was withdrawing Crane's May 5 proposal. At about the same time, the other potential acquiror reduced its indicated price to $4.00 per share in cash. This other potential acquiror later withdrew its proposal and made no further proposals.

     On June 8, 1998, the Company issued a press release reporting "a restructuring of the Company in an effort to reduce operating expenses and to provide additional focus to their key accounts and markets."

     On June 25, 1998, Mr. Evans and Mr. Kollock met with Mr. Wells to explore renewal of Crane's interest in a possible transaction with the Company.

     During the period from June 29 through July 1, 1998, Crane conducted additional due diligence with respect to the Company.

     On July 13, 1998 Crane submitted a revised non-binding written indication of interest to purchase the Company at a price equal to $3.25 per share in cash, to be structured as a tender offer with a subsequent merger to acquire Shares not purchased in the tender offer.

     On July 16, 1998, the Company Board met to discuss Crane's new proposal and possible alternatives to this proposal. After this Board meeting and following discussions among Mr. Wells and Mr. Evans and Mr. David Smith, Crane's Chief Financial Officer on July 17, 1998, Crane agreed to increase the purchase price to $3.50 per share.

     Between July 22, 1998 and August 10, 1998, Crane and the Company and their respective professional advisors negotiated the Merger Agreement, the Stock Option Agreement, the form of Shareholder Agreement, and the First Amendment to Amended and Restated Rights Plan.

     On July 30, 1998, the Company received a non-binding written indication of interest from another potential acquiror to purchase the Company at a price equal to $3.85 per share in cash, subject to, among other things, satisfactory due diligence, which the potential acquiror advised could take up to 60 days. The Company Board met on July 30, 1998 to consider this proposal. After extensive discussions, the Company Board concluded that the transaction proposed by this potential acquiror was too preliminary and conditional in nature to risk jeopardizing the Crane proposal by delaying continued negotiation of the Crane transaction. Accordingly, the Company Board decided that it was in the Company's and its shareholders' best interest to continue discussions with Crane and to not pursue the proposal made by this potential acquiror unless the potential acquiror committed to complete its due diligence and negotiation of definitive documentation within the time frame in which the Company expected the Crane transaction to be finalized. Company management communicated this timing requirement to the potential acquiror. The potential acquiror took no further action with respect to its proposal.

     On August 10, 1998, the Company Board authorized representatives of the Company to execute the Merger Agreement, the Stock Option Agreement and the First Amendment to Amended and Restated Rights Plan. On August 11, 1998, the Merger Agreement, the Stock Option Agreement, the First Amendment to Amended and Restated Rights Agreement and the Shareholder Agreements were executed and delivered, and the transaction was announced publicly on the morning of August 12, 1998. The press release announcing the execution of the Merger Agreement and the terms of the Offer and Merger is filed as Exhibit (a)(2) to this
Schedule 14D-9 and is incorporated herein by reference.

     In approving the Offer, the Merger, the Merger Agreement, the Stock Option Agreement, the First Amendment to Amended and Restated Rights Agreement and the transactions contemplated thereby, the Board considered a number of factors, including:

     1. The Company Board's view that a sale of the Company at this time is in the best interest of the Company and its shareholders in light of: (a) the Company's history of operating losses and net losses since 1994; (b) the results of the second quarter ended June 30, 1998; (c) the Company's prospects for the third quarter ending September 30, 1998 and thereafter;
   (d) the Company's history of not achieving its internal projections and the Company Board's uncertainty with respect to the achievability of the Company's current short-term and long-term internal projections; (e) the Company Board's view that additional equity, which would likely be dilutive to the Company's existing shareholders, or a sale of assets would be necessary to sustain the Company's independence; and (f) the recent current market price for the Company Common Stock.

     2. The terms and conditions of the Merger Agreement (including, without limitation, the $3.50 per share cash amount to be paid by Crane), which the Company Board views as favorable to the Company's shareholders.

     3. The opinion of Legg Mason Wood Walker, Incorporated ("Legg Mason") presented to the Company Board on August 10, 1998, to the effect that the consideration to be paid to the Company's shareholders in the proposed acquisition by Crane pursuant to the Merger Agreement and the related documents is fair from a financial point of view. In considering such opinion, the Company Board and Special Committee (defined below) of the Company Board were aware that upon delivery thereof, Legg Mason became entitled to certain fees described in Item 5 below in connection with its engagement by the Company.

     4. The presentation of Legg Mason in connection with such opinion, as to various financial and other considerations deemed relevant to the Board's evaluation of the Offer and the Merger including (i) a review of the historical financial performance of the Company; (ii) a review and analysis of the historical and current market prices and trading patterns of the Shares; (iii) the market price of the Shares in relation to the market prices and financial data of other companies engaged in similar businesses as the Company; (iv) a review and analysis of prices and premiums paid in, and other terms of, other comparable recent acquisition transactions; (v) a discounted cash flow analysis of the Company; and (vi) an analysis of the value of the Company in the event of a liquidation of its assets.

     5. The Company's shareholders will realize the entire value of the purchase price without the risk of post-closing indemnification obligations.

     6. The Company Board's ability to withdraw or modify its approval or recommendation of the Offer, the Merger and any of the other transactions contemplated by the Merger Agreement if necessary for the Company Board to comply with its fiduciary duties.

     7. The Company Board's ability to approve and recommend a Superior Proposal (as defined in the Merger Agreement) if necessary for the Company Board to comply with its fiduciary duties.

     8. Crane's ability to conclude the transaction expeditiously and without any financing contingency.

     9. Crane's agreement (i) to give to those of the Company's or any of its subsidiaries' employees who remain in the employ of Crane or the Company after completion of the Offer (collectively, the "Remaining Company Employees") full credit for purposes of eligibility and vesting under all employee benefit plans or arrangements maintained by Crane or any of its subsidiaries for such Remaining Company Employees' service with the Company or any of its subsidiaries to the same extent recognized by the Company immediately prior to the consummation of the Offer, (ii) to provide the Remaining Company Employees with benefits comparable to those provided by Crane or any of its subsidiaries to similarly situated employees of Crane or any of its subsidiaries and (iii) to honor the Company's existing severance policy and separate employees severance agreements for a period of 18 months after the completion of the Merger for those of the Company's or any of its subsidiaries' employees who do not remain in the employ of the Crane or the Company after completion of the Offer.

     10. The Company Board's view that the proposed acquisition will benefit the Company's customers by, among other things, assuring the continued availability of those Company products that are continued by Crane after the acquisition and of related after-sales service.

     11. The Company Board's view that it is unlikely that there will be, within the foreseeable future, any offer to acquire the Company which is superior to Crane's offer and which can be closed within the time frame of Crane's proposed acquisition.

     The foregoing discussion of factors considered and given weight by the Company Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Company Board may have given different weights to different factors in reaching their own respective determinations.


ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     Pursuant to the terms of a letter agreement dated July 16, 1998 (the "Engagement Letter"), a special committee (the "Special Committee") of the Board of Directors of the Company retained Legg Mason to assist the Special Committee as its financial advisor in evaluating the terms of the Offer and to render an opinion as to the fairness, from a financial point of view, of the consideration to be received by the shareholders of the Company pursuant to the Offer. A copy of Legg Mason's opinion is attached to this Schedule 14D-9 as Annex I, filed herewith as Exhibit (c)(3) and incorporated herein by reference. The Company has agreed to pay Legg Mason a fee of $100,000 and to reimburse Legg Mason for all reasonable out-of-pocket expenses incurred in carrying out its duties under the engagement. Pursuant to the Engagement Letter, the Company has agreed to indemnify Legg Mason and its directors, officers, agents, employees affiliates, and controlling persons for certain costs, expenses and liabilities, including liabilities under federal securities laws, to which it might be subjected arising out of its engagement as financial advisor.

     Except as disclosed herein, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the Company's shareholders with respect to the Offer or the Merger.


ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) Except with respect to an immaterial periodic purchase of Shares by the Company's employee stock purchase plan, no transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

     (b) To the best knowledge of the Company, all of its executive officers, directors, affiliates and subsidiaries currently intend to tender pursuant to the Offer all Shares held of record or beneficially owned by them (other than Shares issuable upon exercise of stock options and Shares, if any, which if tendered could cause such persons to incur liability under the provisions of
Section 16(b) of the Exchange Act).


ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in
(i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;
(iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     Except as described in Item 3(b) and Item 4 above (the provisions of which are hereby incorporated by reference), there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.


ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

     The Information Statement attached hereto as Annex II is being furnished to the Company's shareholders in connection with the possible designation by Crane, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board other than at a meeting of the Company's shareholders, and such information is incorporated herein by reference.


ITEM 9. MATERIAL TO BE FILED AS EXHIBITS


       (a)  Exhibit (a)(1)   Letter to Shareholders of the Company dated August 14, 1998.*
            Exhibit (a)(2)   Press Release issued by the Company on August 12, 1998.
            Exhibit (a)(3)   Opinion of Legg Mason dated August 10, 1998 (attached hereto as Annex I).*
       (c)  Exhibit (c)(1)   Agreement and Plan of Merger dated as of August 11, 1998 among Crane,
                             Purchaser and the Company.
            Exhibit (c)(2)   Pages 6 through 11 of the Company's Proxy Statement dated May 1, 1998, relating to its annual meeting of shareholders.
            Exhibit (c)(3)   Confidentiality Agreement dated March 18, 1998 between the Company and
                             Crane.
            Exhibit (c)(4)   Stock Option Agreement dated as of August 11, 1998 between the Company and Crane.
            Exhibit (c)(5)   Form of Shareholder Agreement between Crane and certain shareholders of the Company.

----------
* Included in copies of the Schedule 14D-9 mailed to shareholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 14, 1998



                                        LIBERTY TECHNOLOGIES, INC.



                             By:  /s/ R. NIM EVATT
                             ----------------------------------------
                                Name: R. Nim Evatt
                                Title: President and Chief Executive Officer

[LEGG MASON LOGO]     CORPORATE FINANCE                                ANNEX I


                      Legg Mason Wood Walker, Incorporated
                      Suite 1100, 1735 Market Street, Philadelphia, PA 19103
                      215-496-8300   Fax: 215-568-2031

                                                                August 10, 1998



The Board of Directors
Liberty Technologies, Inc.
555 North Lane, Lee Park
Conshohocken, PA 19428



Members of the Board:


         We have been advised that Liberty TEchnologies, Inc. ("Liberty") proposes to enter into an Agreement and Plan of Merger (the "Agreement") with Crane Co. ("Purchaser"), a draft of which dated August 6, 1998 was reveiwed by us. Pursuant to the Agreement, Purchaser will make a tender offer to purchase all the issued and outstanding capital stock of Liberty for a purchase price of $3.50 per share in cash (the "Transaction"). The terms and conditions of the Transaction are more fully set forth in the Agreement.

         You have requested our opinion, as investment bankers (the "Opinion"), as to the fairness to the shareholders of Liberty from a financial point of view, of the consideration to be received by the shareholders of Liberty in th Transaction. We have not participated in negotiations or otherwise advised the Board of Directors of Liberty in connection with the Transaction and have not acted on behalf of Liberty in connection with any other transaction or proposed transaction. We will receive a fee for providing this Opinion.

         In arriving at our Opinion set forth below, we have, among other things: (i) reviewed the Agreement; (ii) reviewed certain audited and unaudited financial statements of Liberty; (iii) reveiwed certain internal information, primarily financial in nature, concerning Liberty prepared by management of Liberty; (iv) discussed the past and current operations and financial condition and prospects of Liberty with management of Liberty; (v) reviewed forecast financial statements of Liberty prepared and furnished to us by the management of Liberty; (vi) reveiwed certain publicly available financial and stock market data relating to selected public companies that we considered relevant to our analysis; (vii) reveiwed certain publicly available information concerning the terms of selected merger and acquisition transactions that we condidered relavent to our inquiry; and (viii) conducted such other financial studies, analysis and investigations and considered such other information as we deemed appropiate.

         In connection with our reveiw, we have assumed and relied upon the accuracy and completeness of all financial and other information supplied to us by Liberty, and all publicly available information, and we have not independently verified such information. We also have relied upon the management of Liberty for the financial projections (and the assumptions and bases therein) provided to us for Liberty, and we have assumed that such projections were

                                           LEGG MASON WOOD WALKER, INCORPORATED

Liberty Technologies, Inc.
Page 2


prepared on bases reflecting the best currently available estimates and judgement of management as to future operating performance of Liberty. Liberty does not publicly disclose internal management projections of the type provided to Legg Mason. Such projections were not prepared with the expectation of public disclosure. The projections were based on numerous variables and assumptions that are inherently uncertain, including without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such projections.

         We have not been requested to make, and we have not made, an independent appraisal or evaluation of the assets, properties, facilities or liabilites of Liberty and we have not been furnished with any such appraisals or evaluations.

         Our Opinion is necessarily based on share prices and economic and other conditions and circumstances as in effect on, and the information made available to us as of August 10, 1998. It is understood that subsequent developments may affect the conclusions reached in the Opinion and that we do not have any obligation to update, revise or reaffirm our Opinion. In arriving at our Opinion, we were not authorized to solicit, and did not solicit, third party indications of interest from any party with respect to an acquisition of Liberty, its assets, or any part thereof. Our Opinion does not address nor should it be construed to address the relative merits of the Transaction or any alternative business strategies that may be available to Liberty. We have assumed that the Transaction described above will be consummated on the terms and conditions described in the form of the Agreement reviewed by us.

         It is understood that this letter is directed solely to Liberty's Board of Directors and does not constitute a recommendation either of the Transaction or to any shareholder of Liberty as to how such shareholder should vote on or otherwise respond to the Transaction. This letter is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other document used in connection with the offering or sale of securities, nor shall this letter be used for any other purposes, without the prior written consent of Legg Mason Wood Walker, Incorporated, provided that this Opinion may be included in its entirety in any filing made by Liberty with the Securities and Exchange Commission with respect to the Transaction.

         Based upon and subject to the foregoing, we are of the opinion that, as of August 10, 1998, the consideration to be received by the shareholders of Liberty in the Transaction is fair, from a financial point of view, to such shareholders.


                                           Very truly yours,


                                       /s/ LEGG MASON WOOD WALKER, INCORPORATED
                                           LEGG MASON WOOD WALKER, INCORPORATED

                                                                       ANNEX II

                          LIBERTY TECHNOLOGIES, INC.
                                555 NORTH LANE
                                   LEE PARK
                             CONSHOHOCKEN, PA 19428

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

     This Information Statement is being mailed on or about August 14, 1998 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Liberty Technologies, Inc., a Pennsylvania corporation (the "Company"), to the holders of record of shares of common stock, par value $0.01 per share, of the Company (the "Shares" or "Common Stock"). You are receiving this Information Statement in connection with the possible election of persons designated by Crane Co., a Delaware corporation ("Crane"), to a majority of the seats on the Board of Directors of the Company (the "Board" or "Board of Directors").

     Pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), dated as of August 11, 1998, by and among Crane, LTI Merger, Inc., a Pennsylvania corporation and a wholly owned subsidiary of Crane (the "Purchaser"), and the Company, the Purchaser has commenced a tender offer (the "Offer") for all of the issued and outstanding Shares at a price of $3.50 per Share, net to the seller in cash, and following consummation of the Offer, the Purchaser will be merged with and into the Company (the "Merger"), with the Company surviving as a wholly owned subsidiary of Crane. The Offer is currently scheduled to expire on September 11, 1998, at which time, if the Offer is not extended and all conditions of the Offer have been satisfied or waived, Purchaser is obligated to purchase all Shares validly tendered pursuant to the Offer and not withdrawn.

     The Merger Agreement provides that, promptly after the purchase of and payment for a majority of the outstanding Shares pursuant to the Offer, Crane will be entitled to designate such number of directors as will give Crane representation on the Board proportionate to its ownership interest in the Shares, rounded up to the next whole number. The Merger Agreement requires the Company to take all actions necessary (other than the calling of a shareholders meeting) to cause the Crane designees (the "Crane Designees") to be elected to the Board under the circumstances described therein. This Information Statement is being mailed to shareholders of the Company pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder.

     IN THE EVENT THAT CRANE OR PURCHASER DOES NOT ACQUIRE ANY SHARES PURSUANT TO THE OFFER, OR TERMINATES THE OFFER, OR IF THE MERGER AGREEMENT IS TERMINATED PURSUANT TO ITS TERMS BY CRANE, PURCHASER OR THE COMPANY PRIOR TO THE ELECTION OR APPOINTMENT OF THE CRANE DESIGNEES, NEITHER CRANE NOR PURCHASER WILL HAVE ANY RIGHT UNDER THE MERGER AGREEMENT TO HAVE THE CRANE DESIGNEES ELECTED OR APPOINTED TO THE COMPANY'S BOARD OF DIRECTORS.

     You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Schedule 14D-9.

     The information contained in this Information Statement concerning Crane, the Purchaser and the Crane Designees has been furnished to the Company by Crane. The Company assumes no responsibility for the accuracy or completeness of such information.


                VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

GENERAL

     The Shares are the only class of voting securities of the Company outstanding. Each issued and outstanding Share is entitled to one vote. As of August 14, 1998, 5,013,233 Shares were issued and outstanding and 1,154,000 Shares were reserved for issuance upon the exercise of certain options outstanding.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The table below sets forth, as of August 14, 1998, certain information regarding the beneficial ownership of the Company's Common Stock by each shareholder known to the Company to be the beneficial owner of more than 5% of the Common Stock, each of the Company's directors and the named executive officers, and all directors and executive officers as a group.



                                         SHARES BENEFICIALLY
                                                OWNED
                                       -----------------------
         NAME AND ADDRESS OF
         BENEFICIAL OWNER(1)              NUMBER       PERCENT
------------------------------------   ------------   --------
L. Mark Newman .....................      485,300        9.7%
Atalanta Selective Fund Number Six
Limited Partnership
The Kauffman Fund, Inc.(2) .........      305,000        6.1%
140 East 45th Street, 43rd Floor
New York, New York 10017
Stephen A. Wells(3) ................      297,900        5.9%
P.O. Box 549
Little River, TX 76554
R. Nim Evatt(4) ....................      328,860        6.5%
Robert L. Leon(5) ..................      273,012        5.4%
Daniel G. Clare(6) .................       55,000        1.1%
Richard J. Defieux(7) ..............       17,500          *
Edison Venture Fund, L.P.
997 Lenox Drive #3
Lawrenceville, NJ 08648
James D. Rosener(8) ................       17,500          *
Pepper Hamilton LLP
1235 Westlakes Drive, Suite 400
Berwyn, PA 19312
Roland K. Bullard, II(9) ...........       22,000          *
All executive officers and directors
as a group (8 persons)(10) .........    1,497,072       27.1%

----------
*     Represents less than 1% of the outstanding shares of Common Stock.

(1) The address of Messrs. Leon, Evatt, Clare, and Bullard is c/o Liberty Technologies, Inc., 555 North Lane, Conshohocken, PA 19428.

(2) As reported in a Schedule 13G dated December 31, 1997 and filed with the Securities and Exchange Commission.

(3) Includes 127,500 shares owned by Stephen A. Wells; 129,400 shares owned by Wells Resources, Inc.; 1,000 shares owned by Stephen A. Wells Profit Sharing Plan and 30,000 shares owned by Dan Kirkland Wells Foundation. Also includes stock options granted by the Company which are currently exercisable or exercisable within 60 days of August 14, 1998 to purchase 10,000 shares of Common Stock.

(4) Includes stock options granted by the Company which are currently exercisable or exercisable within 60 days of August 14, 1998 to purchase 325,000 shares of Common Stock.

(5) Includes 969 shares owned by Susan Leon, Mr. Leon's spouse, and stock options granted by the Company which are currently exercisable or exercisable within 60 days of August 14, 1998 to purchase 70,000 shares of Common Stock.

(6) Represents stock options granted by the Company which are currently exercisable or exercisable within 60 days of August 14, 1998 to purchase 55,000 shares of Common Stock.

(7) Represents stock options granted by the Company which are currently exercisable or exercisable within 60 days of August 14, 1998 to purchase 17,500 shares of Common Stock.

(8) Represents stock options granted by the Company which are currently exercisable or exercisable within 60 days of August 14, 1998 to purchase 17,500 shares of Common Stock.

(9) Includes stock options granted by the Company which are currently exercisable or exercisable within 60 days of August 14, 1998 to purchase 10,000 shares of Common Stock.

(10) Includes stock options granted by the Company which are currently exercisable or exercisable within 60 days of August 14, 1998 to purchase 515,000 shares of Common Stock.


SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act, requires the Company's directors and executive officers, and persons who own more than ten percent of the Common Stock, to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of the Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required under regulations promulgated by the Securities and Exchange Commission to furnish the Company with copies of all
Section 16(a) forms which they file. To the Company's knowledge, based solely on a review of copies of such reports furnished to the Company, during the fiscal year ended December 31, 1997, there were late filings of Form 5 to report option grants to Daniel G. Clare, Richard J. Defieux, John A. Hinds, and James D. Rosener. All Section 16(a) filing requirements were satisfied.


                DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

     Certain information concerning the current directors and executive officers of the Company as of August 14, 1998 is set forth below:




NAME                                 AGE         POSITION WITH THE COMPANY
----------------------------------- ----- ---------------------------------------
R. Nim Evatt(1) ...................  56   President, Chief Executive Officer and
                                          Chairman of the Board
Robert L. Leon ....................  58   Director
Richard J. Defieux(1)(2) ..........  47   Director
James D. Rosener(1)(2) ............  42   Director
Stephen A. Wells(1)(2) ............  54   Director
Roland K. Bullard, II .............  54   Director
L. Mark Newman ....................  58   Director

----------
(1)   Member of the Compensation and Benefits Committee

(2)   Member of the Audit Committee


     R. NIM EVATT has been a director of the Company since October 1991 and Chairman of the Board since April 1992. He joined the Company as Executive Vice President and Chief Operating Officer in April 1991 and was elected President and Chief Executive Officer in October 1991. From 1988 to 1990, Mr. Evatt was President of ICC Technologies, Inc., a company that develops, manufactures and markets co-generation and desiccant cooling systems.

     ROBERT L. LEON co-founded the Company in 1984 and served as Vice President and Chief Technical Officer from its inception until his retirement in January 1996. Mr. Leon has been a director of the Company from its inception until 1990 and from 1991 until the present. Mr. Leon is currently employed by the Company on a part-time basis.

     RICHARD J. DEFIEUX has been a director of the Company since October 1987. Mr. Defieux is a General Partner of Edison Partners, L.P., which is the General Partner of Edison Venture Fund, L.P., a private venture capital firm. Prior to joining Edison in 1987, he was a General Partner of Princeton/Montrose Partners, a venture capital firm. Mr. Defieux serves as a member of the Board of Strategic Diagnostics Inc. and a number of private companies in which the Edison Venture Funds have invested.


     JAMES D. ROSENER has been a director of the Company since December 1994. He is a partner with the firm of Pepper Hamilton LLP where he has practiced law since 1986. Mr. Rosener serves on the Boards of Directors of Bonney Forge Corporation, Aonix Inc., Cedar Investments, Inc. and two U.S. affiliates of Seton Healthcare Group plc., a U.K. based public company.


     STEPHEN A. WELLS has been a director of the Company since October 1997. He is president of Wells Resources, Inc., a private company with oil and gas and ranching interests and has held such position since 1983. From 1993 until 1996, Mr. Wells was President and Chief Executive Officer of Coastwide Energy Services, Inc., a public company in the oil and gas industry. Mr. Wells presently serves on the Board of Directors of CONEMSCO, Inc. and Energy Consolidation, Inc.


     ROLAND K. BULLARD, II has been a director of the Company since January 1998. He is a founding partner of Strategic Performance, Inc. Mr. Bullard is Chairman of the Philadelphia Advisory Board of Directors of First Union National Bank. Prior to the acquisition of First Fidelity Bancorporation by First Union National Bank in January, 1996, Mr. Bullard was Senior Executive Vice President of First Fidelity Bancorporation, a member of the Board of Directors, and a member of the Office of the Chairman. Upon joining First Fidelity Bancorporation in May of 1991, Mr. Bullard was named President of Fidelity Bank, N.A., which was renamed First Fidelity Bank, N.A., Pennsylvania, in 1993.


     L. MARK NEWMAN has been a director of the Company since January 1998. He is the Chief Executive Officer of Atalanta Investment Company, Inc. and Atalanta Capital Corporation and has held such position at each company since 1979 and 1969, respectively. Mr. Newman is also a member of the New York Society of Security Analysts.


RIGHT TO DESIGNATE DIRECTORS; THE CRANE DESIGNEES


     The Merger Agreement provides that, subject to compliance with applicable law, promptly upon the payment by the Purchaser for Shares which represent at least a majority of the outstanding Shares (on a fully diluted basis) pursuant to the Offer, Crane will be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors as is equal to the product of the total number of directors on the Board (determined after giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Crane or its affiliates bears to the total number of Shares then outstanding. The Company will, upon request of Crane, promptly take all actions (but specifically excluding the calling of a shareholders meeting) necessary to cause the Crane Designees to be so elected, including, if necessary, amending the By-laws of the Company to the extent permitted to be amended by the Board and seeking the resignations of one or more existing directors. Notwithstanding the foregoing, until the effective time of the Merger, the Board of Directors will always have not less than two members who were directors of the Company on the date of the Merger Agreement ("Current Directors") and, in Crane's sole discretion, up to five Current Directors.

     Set forth below is certain information with respect to the initial Crane
Designees:




                                                      PRINCIPAL OCCUPATION OR EMPLOYMENT,
                                                            MATERIAL POSITIONS HELD
NAME AND PRINCIPAL BUSINESS ADDRESS    AGE                  DURING THE PAST 5 YEARS
------------------------------------- ----- -------------------------------------------------------
R.S. Evans                             53   Chairman and Chief Executive Officer of Crane Co.;
100 First Stamford Place                    Chairman and Chief Executive Officer of Medusa
Stamford, CT 06902                          Corporation to June 1998; Director of Crane Co.,
                                            Southdown, Inc., Fansteel, Inc. and HBD Industries,
                                            Inc.
Paul Baldetti                          39   Group Vice President--Fluid Handling Systems of
3201 Walnut Avenue                          Crane since August 1998; President, Crane Valves
Long Beach, CA 90807                        Engineered Products since April 1996; President,
                                            Crane Pumps & Systems, Inc. (and its predecessor
                                            Burks Pumps, Inc.) from 1988 to April 1996.
Robert Barch                           57   President of Dynalco Controls division of Crane's
3690 N.W. 53 Street                         Mark Controls Corp. since May 1994; Group Vice
Ft. Lauderdale, FL 33309                    President of Mark Controls Corp. from February
                                            1991 to May 1994.
L. Hill Clark                          53   President and Chief Operating Officer of Crane since
100 First Stamford Place                    October 1995; Executive Vice President of Crane
Stamford, CT 06902                          from January 1994 to October 1995; Group Vice
                                            President--Fluid Handling Systems of Crane from
                                            September 1993 to January 1994; President of Crane's
                                            Lear Romec Division from May 1990 to September
                                            1993; previously held positions within Allied Signal
                                            Inc., a diversified manufacturing company.
Augustus I. duPont                     46   Vice President, General Counsel and Secretary of
100 First Stamford Place                    Crane since January 1996; Vice President, General
Stamford, CT 06902                          Counsel and Secretary of Reeves Industries, Inc.*, a
                                            manufacturer of apparel textiles and industrial coated
                                            fabrics from May 1994 to December 1995; Vice
                                            President, General Counsel and Secretary of Sprague
                                            Technologies, Inc., a manufacturer of electronic
                                            components from May 1987 to December 1993.
Kirk Kelhofer                          38   Vice President and General Manager of Crane
2825 Cobb International Boulevard           Nuclear, Inc. since April 1997; Managing Director,
Kennesaw, GA 30152                          ITI MOVATS Incorporated (a subsidiary of
                                            Westinghouse Electric Co.) from November 1996 to
                                            April 1997; from January 1991 to November 1996,
                                            held various positions within ITI MOVATS
                                            Incorporated.
Jaoquin Oliu                           40   President of Dynalco Controls division of Crane's
                                            Mark Controls Corp. since January 1998; Vice
                                            President Operations of Dynalco Controls from
                                            March 1995 to December 1997; Engineering Manager
                                            of Dynalco Controls from February 1989 to March
                                            1995.
David S. Smith                         41   Vice President-Finance and Chief Financial Officer of
100 First Stamford Place                    Crane since March 1994; Vice President-Corporate
Stamford, CT 06902                          Development of Crane from March 1991 to March
                                            1994.

----------
* Reeves Industries, Inc. filed a petition and Plan of Reorganization for a consensual debt restructuring Chapter 11 of the United States Bankruptcy Code on November 21, 1997.

     Crane has advised the Company that each of the initial Crane Designees has consented to serve on the Board of Directors and that, to the best of its knowledge, none of the Crane Designees (i) has a family relationship with any of the directors or executive officers of the Company, (ii) beneficially owns any securities (or rights to acquire securities) of the Company, (iii) has been involved in any transactions with the Company, has been indebted to the Company, or has any business relationships with the Company or any of its directors, executive officers or affiliates, of the type required to be disclosed pursuant to Rule 14f-1 under the Exchange Act or, (iv) has been the subject of any civil regulatory proceeding or any criminal proceeding.


GENERAL INFORMATION ABOUT BOARD OF DIRECTORS


     The Board of Directors held seven meetings during 1997, of which one was telephonic, and took action by unanimous written consent in lieu of a formal meeting on five occasions. Each director attended in person or by telephonic conference each Board meeting held during 1997 while such person was a member of the Board.


     The Board of Directors has an Audit Committee and a Compensation and Benefits Committee.


     The Audit Committee, composed of Messrs. Defieux, Hinds, Wells and Rosener, met once during 1997. Mr. Hinds, who submitted his letter of resignation from the Company's Board of Directors on March 4, 1998, was present at such meeting. Its principal functions include making recommendations to the Board regarding the annual selection of independent public accountants and review of the recommendations of the independent public accountants as a result of their audit of the Company.


     The Compensation and Benefits Committee (the "Compensation Committee"), composed of Messrs. Evatt, Defieux, Wells, Hinds and Rosener, met six times during 1997. Mr. Hinds, who resigned from the Company's Board of Directors as of March 4, 1998, was present at all such meetings. All of the members of the Compensation Committee serve with respect to its compensation function. Messrs. Defieux and Wells serve with respect to grants of stock options to executive officers. Messrs. Defieux, Evatt, Wells and Rosener serve with respect to grants to any other persons. Mr. Wells, who became a Director in October, 1997, participated in the December meeting. The Compensation Committee's principal functions are to exercise the power of the Board in approving compensation and benefits objectives, practices and policies for all employees, setting compensation for the officers of the Company and making determinations with respect to the granting of stock options under the Company's 1992 Stock Option Plan, including the relevant terms thereof.


     Employee directors are not compensated for their services as members of the Board. Compensation of outside directors is determined by action of the Compensation Committee or the whole Board after receiving the recommendations of the Chief Executive Officer. Currently, non-employee directors are paid $1,250 per meeting attended. Each non-employee director has been granted an option to purchase 10,000 shares of Common Stock on the later to occur of October 1, 1993 and the date that such director is first elected to the Board. In addition, each non-employee director is entitled to receive an annual grant of a stock option under the Company's 1992 Stock Option Plan to purchase 2,500 shares of Common Stock, such option to be granted, priced and fully vested on the date that is the anniversary of the commencement of such director's service.

                            EXECUTIVE COMPENSATION


     The following table sets forth the compensation paid by the Company to its officers for the years ended December 31, 1997, 1996 and 1995:


                          SUMMARY COMPENSATION TABLE



                                                       ANNUAL COMPENSATION(1)         LONG-TERM COMPENSATION
                                                     ---------------------------   -----------------------------
                                                                  OTHER ANNUAL                      ALL OTHER
                                           SALARY     BONUS     COMPENSATION(1)     OPTIONS/     COMPENSATION(2)
NAME AND PRINCIPAL POSITION      YEAR       ($)        ($)            ($)           SARS (#)           ($)
-----------------------------   ------   ---------   -------   -----------------   ----------   ----------------
R. Nim Evatt                    1997      206,772      --             --                 --          2,375
Chief Executive                 1996      194,500      --             --             25,000          2,375
Officer; President              1995      180,153      --             --             55,000          2,310
Daniel G. Clare                 1997      140,000      --             --             10,000          1,842
Chief Financial Officer;        1996      131,176      --             --             15,000          1,767
Vice President                  1995       90,600      --             --             25,000            486

----------
(1) Would include perquisites and other personal benefits paid for by the Company, such as automobile payments, long-term disability and life insurance premiums and relocation expenses. The value of such personal benefits for each of the named executive officers was less than the minimum required to be reported, the lesser of $50,000 or 10% of annual salary and bonus.

(2) Represents allocations to accounts of executive officers under the Company's Retirement Savings Plan, which is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the "401(k) Plan"). Employees of the Company who have completed at least one-half year of service with the Company are eligible to make contributions to the 401(k) Plan on a pre-tax basis in accordance with certain limitations set forth in the 401(k) Plan or defined in the Code. The Company matches 25% of each employee's pre-tax contributions, up to a maximum matching contribution of 1.5% of such participant's annual compensation. The pre-tax contributions by participants and the earnings thereon are at all times fully vested. The Company's contribution vests to the employee at a rate of 50% for each year of service with the Company. A participant's vested benefit under the 401(k) Plan may be distributed to the participant upon his retirement, death, disability or termination of employment or upon reaching age 59 1/2.


     The following table presents information concerning stock options granted to the named executive officers in 1997:


                           OPTION/SAR GRANTS IN 1997




                                                                          POTENTIAL REALIZABLE VALUE
                                                                            AT ASSUMED ANNUAL RATES
                                                                           OF STOCK APPRECIATION FOR
                                  INDIVIDUAL GRANTS                               OPTION TERM
                    ----------------------------------------------   -------------------------------------
                       NUMBER OF       % OF TOTAL
                      SECURITIES      OPTIONS/SARS
                      UNDERLYING       GRANTED TO      EXERCISE OR
                     OPTIONS/SARS     EMPLOYEES IN     BASE PRICE     EXPIRATION
NAME                  GRANTED (#)      FISCAL YEAR       ($/SH)          DATE        5% ($)       10% ($)
-----------------   --------------   --------------   ------------   -----------   ----------   ----------
Daniel G. Clare         10,000(1)         7%            $ 2.750        5/13/07      $17,295      $43,828

----------
(1) Options under this grant vest over four years on the annual anniversary of the option grant date in increments of 25% of total shares granted. These options expire May, 2007.

     The following table presents information concerning the exercise of stock options by any of the named executive officers during 1997 and stock option values for unexercised stock options held by each of the named executive officers as of the end of 1997:


                      AGGREGATED OPTION EXERCISES IN 1997
                          AND YEAR END OPTION VALUES




                                                              NUMBER OF
                      NUMBER OF                          UNEXERCISED OPTIONS             VALUE OF IN-THE-MONEY
                        SHARES                               AT YEAR END                OPTIONS/SARS AT YEAR END
                     ACQUIRED ON        VALUE      -------------------------------   ------------------------------
NAME                   EXERCISE      REALIZED(1)    EXERCISABLE     UNEXERCISABLE     EXERCISABLE     UNEXERCISABLE
-----------------   -------------   ------------   -------------   ---------------   -------------   --------------
R. Nim Evatt             --              --           265,500          29,500           $96,135          $    0
Daniel G. Clare          --              --            16,250          33,750           $     0          $4,370

----------
(1) Represents the product of the number of shares acquired on exercise, multiplied by the difference between (i) the per share fair market value of the Common Stock on the date of exercise and (ii) the exercise price per share.


EMPLOYMENT AGREEMENTS

     The Company has an employment agreement with Mr. Evatt dated April 1, 1991. Mr. Evatt is employed at will under his agreement and, if terminated without cause, is entitled to one-half of his then current base salary for a period of two years from the time notice is given, reduced by any period during which the agreement's noncompetition provision, which runs for two years after employment terminates, is violated. The Company entered into an employment agreement with Mr. Leon, dated December 28, 1995, which provides for, in effect, a phased-in retirement for the former executive officer with a gradual reduction of time commitments and responsibilities, as well as compensation, over the term of the agreement. Mr. Leon's agreement has a three year term from January 1, 1996 through December 31, 1998 and includes covenants not to compete during the term.


COMPENSATION AND BENEFITS COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     The Compensation Committee of the Board of Directors is charged with reviewing and approving the Company's compensation objectives, practices and policies for all employees, setting the specific compensation for the Chief Executive Officer and other executive officers of the Company and making determinations with respect to the granting of stock options under the Company's 1992 Stock Option Plan, including the relevant terms thereof.

     For the fiscal year ended December 31, 1997, the Compensation Committee continued to implement compensation policies, plans and programs that were developed during 1995 which align the financial interests of the Company's senior management, in their management capacities, with those of its shareholders. The Compensation Committee believes that (1) executive compensation should be meaningfully related to the performance of the Company and the value created for shareholders; (2) compensation programs should support both short and long-term goals and objectives of the Company; (3) compensation programs should reward individuals for outstanding contributions to the Company's success; and (4) short and long-term compensation policies play a significant role in attracting and retaining well qualified executives.

     In setting annual compensation for executive officers, the Compensation Committee reviews a number of criteria relating to the performance of the Company generally and of each executive officer specifically (other than the Chief Executive Officer) during the prior fiscal year and evaluates its expectation as to each such individual's future contributions to the Company. With respect to the Chief Executive Officer, such review is conducted by the three non-employee directors of the Company who serve on the Compensation Committee.

     The salaries of the executive officers for 1997 were based on an evaluation of individual job performance and the performance of the Company as a whole. In making its decision on salary levels, the Compensation Committee did not use any predetermined formula or assign any particular weight to any individual criteria. The Compensation Committee also has discretion to pay bonus compensation, although there is no formalized incentive payment plan or program and no annual bonuses were paid to executive officers for 1997.


     The Compensation Committee believes that it is essential for executives, as well as other employees, of the Company, to own significant amounts of Common Stock, through the granting of stock options which generally vest over a four year period, thereby better aligning the long-term interest of executives with that of the Company's shareholders. The Compensation Committee believes that stock options provide incentive to executives by giving them a strong economic interest in maximizing stock price appreciation and enhancing their performance in attaining long-term Company objectives. The Compensation Committee believes that such modification will further align the long-term interest of the Company's executives and other employees to that of the Company's shareholders. The Company also uses initial option grants to induce qualified senior management candidates to accept offers of employment.


     Beginning in 1994, Section 162(m) of the Internal Revenue Code of 1986, as amended, limits the deductibility of compensation in excess of $1 million paid to the Company's Chief Executive Officer and to any of the other four highest-paid executive officers unless such compensation qualifies as "performance-based," as defined in Section 162(m) and the regulations thereunder. The Company is assessing, and generally will seek to implement steps to eliminate or minimize, the impact of this provision on its compensation plans and policies and to assure future deductibility of senior executive compensation, to the extent that so qualifying does not compromise the Compensation Committee's flexibility in designing effective, competitive compensation plans and is not inconsistent with the Company's fundamental compensation policies. The effect of Section 162(m) did not limit the deductibility of any compensation paid to any of the "covered employees" of the Company between 1994 and 1997.


                    The Compensation and Benefits Committee


                               R. Nim Evatt
                               Richard J. Defieux
                               James D. Rosener
                               Stephen A. Wells


     The above report shall not be deemed incorporated by reference by any general statement incorporating by reference this Information Statement into any filing under the Securities Act of 1933, as amended, or the Exchange Act and shall not otherwise be deemed filed under such Acts.


                 COMPENSATION AND BENEFITS COMMITTEE INTERLOCKS
                           AND INSIDER PARTICIPATION


     The Compensation Committee of the Board of Directors currently consists of
R. Nim Evatt, Richard J. Defieux, Stephen A. Wells and James D. Rosener. Mr. Evatt is the Chairman of the Board, Chief Executive Officer and President of the Company. Mr. Defieux is an affiliate of one of the two venture capital funds that together were controlling shareholders of the Company prior to its initial public offering, each of which had a right to designate one board member at such time, which right terminated upon the closing of the initial public offering. See also "Certain Transactions."

                         STOCK PRICE PERFORMANCE GRAPH


     The graph below compares cumulative total return (assuming $100 invested at the opening of the market on March 31, 1993, the date that the Company's Common Stock began trading on the Nasdaq National Market, and the reinvestment of dividends paid during the period) of the Common Stock with the Nasdaq Stock Market -- U.S. Companies Index and the Nasdaq Stock Market-Laboratory Apparatus and Analytical, Optical, Measuring and Controlling Instruments Index (SIC Code
382). The Company does not make nor endorse any predictions as to future stock performance.


      Liberty Technologies, Inc. Nasdaq Stock Market NASDAQ Stocks (Peer)

 3/31/93            100          100         100
12/31/93         104.11      112.678     107.158
12/30/93         41.096       110.14     119.105
12/29/95         54.795      155.767      174.02
12/31/96         35.616      191.587     243.751
12/31/97         25.342      235.157     278.589



     The graph set forth above shall not be deemed incorporated by reference by any general statement incorporating by reference this Information Statement into any filing under the Securities Act of 1933, as amended, or the Exchange Act and shall not otherwise be deemed filed under such Acts.


                              CERTAIN TRANSACTIONS


     James D. Rosener, a director of the Company, is a partner of the law firm of Pepper Hamilton LLP, which is general counsel to and provides various legal services for the Company.



August 14, 1998                  LIBERTY TECHNOLOGIES, INC.